April 30, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Katherine Wray
Craig Wilson
Laura Veator

Re:	TrueCar, Inc.
Registration Statement on Form S-1
Filed April 3, 2014
File No. 333-195036

Ladies and Gentlemen:

On behalf of our client, TrueCar, Inc. (“TrueCar” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 21, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, TrueCar is submitting via EDGAR this letter and intends to submit a revised draft of the Registration Statement reflecting the revisions referenced herein.  When the revised Registration Statement is filed via EDGAR, we intend to send to the Staff both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on April 3, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Proposed Cover Page Graphics

1.                                      Please address the following with respect to the proposed graphics you supplementally provided for review:

•                                          Clarify that the 1.1 million plus cars sold refers to the period since your inception in 2005.

•                                          The graphics indicate that TrueCar accounts for 2.5% of the new car market share, but disclosure in the prospectus states that you estimate that users of your platform purchasing cars from TrueCar Certified Dealers accounted for approximately 2.0% of sales in the U.S. in 2013.  Please reconcile these percentages, and clarify in the graphics that you are referring to the U.S. market only.

Securities and Exchange Commission

April 30, 2014

•                                          Please revise to present a price estimate that is more in keeping with the $3,000 average approximate savings off MSRP that you highlight in the graphics and discuss on page 84.

The Company advises the Staff that the Company has revised its proposed graphics to provide as follows:

•                  1.1+ million cars sold since 2005

•                  2.4% new car U.S. market share

•                  Price estimate of $27,425, based on an MSRP of $30,432

The Company advises the Staff that the Company revised the second bullet above to reflect the Staff’s comment and to more accurately measure the Company’s market share during 2013 by excluding fleet sales.

The Company further advises the Staff that the Company supplementally submitted its proposed graphics to the Staff on April 24, 2014.  In addition, the Company advises the Staff that the above disclosures will be consistent with the corresponding disclosures included in the Registration Statement.

Prospectus Summary

Overview, page 1

2.                                      We note your response to prior comment 3 regarding the presentation of certain high-profile companies and organizations as representatives of your marketing partners.  You advise that you organize your non-USAA partners into seven functional categories based on the nature of their business, and that you selected for identification in the prospectus certain affinity group marketing partners representing four of these categories.  You further indicate that you selected these four categories of partners because they represent, in the aggregate, over 75% of the units sold through traffic directed to your platform by your non-USAA partners.  Please expand upon your prior response to describe more specifically these four categories of partners, and to name the companies or organizations identified in the prospectus that correspond to each of these categories.  We note in this regard that your prior response did not specify how AAA in particular was selected as a representative partner.

The Company supplementally advises the Staff that the seven functional categories that the Company uses to organize its partner development staff are Publishers/Payments, Employee/Member, Credit Union, AAA, Bank/Lender, Insurance and Open Market. Consumer Reports and American Express are both in the Publishers/Payments category, PenFed is in the Bank/Lender category, AAA is in the AAA category, and Boeing, Verizon, Disney and Walmart are each in the Employee/Member category.  The Company classifies these categories based on the business conducted by the underlying members (note that the Open Market category includes partners that operate websites available to the general public (e.g., Yahoo and Overstock)).  The Company notes to the Staff that it selected AAA because it represents its own functional category. In addition, the Company notes that the Employee/Member category contains the most individual marketing partners as compared to other functional categories, and as such the Company felt providing four different examples within that category is appropriate.

Securities and Exchange Commission

April 30, 2014

The Company advises the Staff that the Company’s primary objective in categorizing its partners in this manner is to organize and optimize the performance of its partner development employees and the categories change from time to time as the Company’s business grows and evolves. In many instances, an individual partner development manager will focus on one specific category of partner to increase his or her effectiveness.

3.                                      Further to the above comment, please explain to us how you concluded that a discussion of the specific functional categories that you use to organize your marketing partners would not be material to an understanding of your business, given the significance of your marketing partnerships as discussed throughout the filing.  In this regard, explain to us how you use these categories in operating your business.

The Company respectfully informs the Staff that other than for purposes of organizing its own partner development employees, the Company does not use these seven functional categories for purposes of operating its business or monitoring performance.  As such, the Company believes that providing increased discussion about its functional categories in the Registration Statement is not material and could be misleading to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Units, page 50

4.                                      We note your response to prior comment 12.  Please clarify why you do not adjust units sold for credits that you issue as a result of a sales dispute of particular units.  While we note that you may grant credits in your sole discretion to support business relations with a given dealer, it would appear that in some instances, the dealer may dispute that a sale has taken place and contest that you are entitled a fee.  As such, it is unclear how these kinds of credits are issued in your sole discretion.  Considering that you do not get paid for these transactions and there is no associated revenue realized, please clarify why it is appropriate to include these in units sold.  Also, tell us what additional circumstances would lead to sales credits being issued, and please clarify why you believe the issuance of a sales credit is not aligned with individual units sold.

The Company advises the Staff that the units disclosed represent actual vehicle purchases that are generated by users of the Company’s Auto Buying Programs.  In the Company’s experience, only in very limited circumstances does a dealer dispute that a purchase of a vehicle has taken place.  The Company believes that this is because its sales matching process has a high degree of accuracy given the number of data points it uses to match the purchaser of a vehicle to the dealer management system used by the dealer and the Company’s internal as well as third party databases.

Securities and Exchange Commission

April 30, 2014

In the vast majority of instances, a dealer disputes an invoice because the dealer claims that it had a pre-existing relationship with the purchaser of a vehicle and not that they did not sell a vehicle to the consumer introduced by the Company.  Claims of pre-existing dealer relationships may involve claims that another web-based provider introduced the user to the dealer prior to the Company’s introduction, a user visited the dealership prior to the Company’s introduction or the user previously purchased a vehicle at the dealership.  Even though the Company is legally entitled to its fee by contract in these instances, the Company may elect to issue a credit to the dealer in order to support its business relations with the dealer.  The amount of the credit issued to the dealer may equal the fee the Company has charged the dealer, or a partial credit may be issued for an amount less than the fee charged by the Company to the dealer.  The Company determines if it will issue a credit or a partial credit based on a number of factors, including the facts and circumstances related to the dealer claim, the strategic value of the dealership or dealership group to the Company, and the level of claim activity at a dealership.  Other circumstances which may lead to the issuance of a sales credit include billing errors, which also occur in very limited circumstances.

The Company uses the unit metric to manage the business and measure the volume of transactions and the productivity of the Company’s Auto Buying Programs.  The Company believes providing metrics in its filing that it uses provides additional insight to investors with respect to how managements views and evaluates its business.  In addition, the Company reviews the unit metric in conjunction with its other key metrics disclosed in the prospectus in order to further review the effectiveness of the Company’s Auto Buying Programs as measured by unit volumes. It is noted in this regard that the monetization metric is calculated using unit volumes as disclosed in combination with actual revenue recognized during the applicable reporting period, net of sales allowances and credits.   Accordingly, the Company believes that actual unit volumes are appropriately correlated to revenue as disclosed through the monetization metric.  In addition, if the Company were to attempt to adjust actual units to reflect credits and sales allowances, it would artificially inflate the monetization metric as evaluated by management because the monetization metric would no longer reflect the actual number of units purchased under the Company’s Auto Buying Programs.

Principal and Selling Stockholders, page 135

5.                                      Once the selling stockholders are identified, please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.  For any selling stockholders that are affiliates of broker-dealers, please identify them as such in the selling stockholder disclosure, and disclose whether each such affiliate acquired its shares in the ordinary course of business and whether at the time of the acquisition of the shares to be resold it had any plans or proposals, directly or with any other person, to distribute the shares.

The Company advises the Staff that United Services Automobile Association (“USAA”) and USAA Property Holdings, Inc. (“PHI”) are both affiliates of two broker-dealers which are (i) USAA Investment Management Company and (ii) USAA Financial Advisors, Inc.  The shares were acquired by USAA and PHI in their ordinary course of business and at the time of acquisition there were no plans, proposals, directly or indirectly or with any other person, to distribute the shares.

Securities and Exchange Commission

April 30, 2014

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Transaction Revenues

Auto Buying Program Revenues, page F-18

6.                                      We note that in your response to prior comment 19 you state that under the contractual terms with dealers on the TrueCar Certified Dealer Network, each dealer is required to pay the company upon the sale of a vehicle to a user that has been introduced to the dealer.  Please clarify how the term “introduced” is defined in the agreement.  Clarify whether it must be in the form of a Guaranteed Savings Certificate generated from your website, or some other means.  Further, clarify why you use sources other than the dealer through which the sale is made to confirm that a sale has taken place for which you are entitled a fee.  That is, clarify how these sources allow you to determine that a sale is as a result of an introduction of a user to a dealer, as defined by the agreement.

The Company advises the Staff that the term “introduced” is not a defined contractual term in its agreements with dealers but is merely being used in the prospectus as a generalized description of the process by which a user of the Company’s platform comes to interact with a dealer in the TrueCar Certified Dealer Network.  As discussed in response to Comment 7, contractually, the dealer is required to pay the Company a service fee for each vehicle sold by a dealer to a user of the Company’s Auto Buying Program.  Operationally, the Company tracks information that users of the Company’s Auto Buying Program provide the Company when they complete a Guaranteed Savings Certificate (e.g., identity of the purchaser, identity of the dealer, make and model of the vehicle and other similar information) to data provided by the dealer or other sources to verify that the Company provided the introduction of a user to the dealer.  In addition, the Company also uses other information provided by the user on the Company’s website and third party sources discussed further below to determine whether it provided the introduction of a user to the dealer and as a basis to invoice the dealer.  The Company’s contractual arrangements with its network of dealers do not provide that a guaranteed sales certificate is required to verify that a sale has occurred to a user of the Company’s Auto Buying Program. Therefore, the Company has the contractual right to invoice a dealer for a vehicle purchase as long as it matches its introduction of a user of the Company’s Auto Buying Program to the purchase of a vehicle at that dealer.  This is the Company’s billing practice.

Securities and Exchange Commission

April 30, 2014

Under the Company’s agreements with its dealer network, dealers are required to provide the Company with timely access to its sales data, which is typically provided to the Company through data extraction by a third-party dealer management system, or DMS vendor, or by manual transmission of sales data by the dealer to one of the Company’s DMS vendors.  Further, the Company uses other data sources to confirm a sale has occurred. These sources include data from insurance, car financing, or registration information which provide sufficient information such as the identity of the purchaser, date of purchase, vehicle identification number, dealer where the vehicle was purchased for the Company to determine that its introduction of a customer resulted in a sale by a dealer. The primary reason that the Company uses sources in addition to data provided directly from the dealer is to expedite the receipt of sales data and invoicing to the dealer as a number of these data providers update sales transactions data on a real-time or daily basis.  A dealer may not update or provide the Company with its DMS sales data as rapidly, which could lead to delays in reporting sales data to the Company.  In the Company’s experience, these delays typically range from a few days to two weeks.  In addition, the Company utilizes these other data sources to confirm that a dealer is complying with its contractual obligation to report DMS sales data to the Company. The Company’s contractual arrangements with its dealers do not limit the Company’s ability to invoice the dealer based solely on the DMS sales data the dealer provides directly to the Company.

7.                                      Please provide us with a summary abstract of the contractual provisions that support the lack of a need to require verification or acceptance of transactions by the dealer prior to your revenue recognition.

The Company advises the Staff that the TrueCar Dealer Master Terms and Conditions and Service Terms (the “Dealer Terms and Conditions”) require only that (i) the Company introduce a customer (defined as a user of the TrueCar platform) to a dealer and (ii) the customer purchase a vehicle from the aforementioned dealer within 90 days of the introduction.  The Dealer Terms and Conditions do not require verification, acceptance or any other affirmative action by the dealer after the sale is completed in order for the fee to be due.

8.                                      We note your disclosure that your subscription fees are subject to adjustment for any shortfall of sales or introductions generated.  Please clarify the terms of these agreements.  That is, clarify whether the dealer is charged a fixed amount per vehicle sale, which is retroactively increased if a minimum number of sales is not achieved by the end of the subscription period.  If so, clarify when revenue is recognized for the incremental amount.  Further, if the minimum number of sales is achieved during the period, clarify whether the fee is based on a fixed amount per vehicle sold, or a fixed total dollar amount for the period of the subscription.  Please clarify the authoritative accounting literature you are relying on in accounting for your subscription agreements.

The Company advises the Staff that its subscriptions fall into three types:

•              Flat rate subscriptions.  Under these arrangements, fees are charged at a monthly flat rate regardless of the number of sales made to users of the Company’s platform by the dealer; however, these are short-term arrangements and the arrangement fee is subject to periodic renegotiation with the dealer based on historical trends of sales and/or introductions to users of the Company’s platform.  The Company recognizes revenue for the fees in the month in which the arrangement relates on a straight-line basis over the subscription period.

Securities and Exchange Commission

April 30, 2014

•              Subscriptions subject to downward adjustment based on a minimum number of monthly vehicle sales (“guaranteed sales”). Under these arrangements the dealer is charged a monthly subscription fee which is based on the number of guaranteed sales multiplied by a fixed amount per vehicle.  To the extent that the actual number of vehicles sold by the dealer to users of the Company’s platform is less than the number of guaranteed sales, the Company provides a credit to the dealer.  To the extent that the actual number of vehicles sold exceeds the number of guaranteed sales, the Company is not entitled to any additional fees.  As the guarantees under these arrangements are evaluated monthly following the end of each calendar month, the Company recognizes revenue based on the lower of the straight-line or ratable recognition of the monthly subscription fee or the actual number of vehicles sold multiplied by the fixed amount per vehicle.

•              Subscriptions subject to adjustment based on a minimum number of introductions (“guaranteed introductions”). Under these arrangements, the Company guarantees a certain number of introductions to a dealer over a three-month period.  Fees are charged to the dealer in equal monthly amounts over the three-month term.  The total fee for the three-month period is based on the number of guaranteed introductions multiplied by a fixed amount per introduction.  To the extent that the number of actual introductions provided over the three-month subscription period is less than the number of guaranteed introductions, the Company provides a credit to the dealer.  To the extent that the actual number of introductions provided exceeds the number guaranteed, the Company is not entitled to any additional fees.  The Company recognizes revenue based on the lower of the straight-line or ratable recognition of the three-month subscription fee or the actual number of introductions generated multiplied by the fixed amount per introduction.

The Company advises the Staff that it applies Staff Accounting Bulletin (“SAB”) No. 104 in respect of revenue recognition under its subscription agreements. For arrangements which provide a sales or introduction guarantee, the Company recognizes revenue at the lower of the straight-line or ratable recognition of the subscription fee or the number of sales/introductions multiplied by the per sale/introduction amount.  As there is no cap on the number of sales/introductions it provides and as the Company is providing sales/introductions throughout the subscription period, this approach ensures that the Company’s revenue recognized does not exceed the amount ultimately realized and that revenues are appropriately attributed to the entire performance period.  For flat rate subscriptions, the company recognizes revenue on a straight-line or ratable basis (i.e. all within the same month) as there is no other discernible pattern of recognition.

In addition, the Company will revise its disclosures in the registration statement to clarify that subscription fees are not subject to upward adjustment if actual sales or introductions exceed the guaranteed amount but only downward adjustment if the actual sales or introductions is less than the guaranteed amount.

Securities and Exchange Commission

April 30, 2014

9.                                      Since subscription revenue is a subset of transaction revenue, please provide us with the absolute amounts of the respective revenues from subscription revenues, non-subscription transaction revenues and data and other revenues comprising the December 31, 2012 and 2011 total revenue.  Tell us the proportion of subscription revenues for each reported period that are recognized under the straight-line method.  Tell us what consideration you gave to separate disclosures of these categories in your audited consolidated statements of loss in view of their materiality and their separate discussion under your accounting policies.

The Company supplementally advises the Staff that pay per sale transaction revenue, subscription based transaction revenue and data and other revenue as components of total revenue for the years ended December 31, 2013, 2012 and 2011 are set forth below:

	December 31,
	2013	2012	2011
	(in thousands)
Pay for sale revenue	64,305	41,056	61,671
Subscription revenue	54,408	23,647	9,551
Data and other revenue	15,245	15,186	5,108
	$133,958	$79,889	$76,330

The Company further advises the Staff that the Company considered providing a breakdown of its transaction revenue between pay for sale and subscription arrangements and concluded that both subscription and pay for sale transaction revenues generally exhibit the same characteristics in that subscription arrangements are designed to approximate the economics that would be achieved under a pay for sale arrangement. Given the short-term nature of the Company’s subscription arrangements (generally one or three months), the Company and dealer are able to renegotiate billing terms on a periodic basis and as deemed appropriate based on actual dealer trends and activity, and to adjust the fee to closely align to the economics achieved under a pay for sale model on a prospective basis.  Supporting this fact and business practice, the Company notes that the net monetization metric for pay for sale and subscription arrangements were within 2% and 8% of one another in 2012 and 2013, respectively, and the Company expects that they will continue to correlate closely in the future.  As such, the Company respectfully submits that breaking out subscription based and pay for sale based revenue as elements of transaction revenue would not provide additional material information to investors as these arrangements cover the same service offered to the same class of customers (car dealers).

As discussed in response to Comment 8, the Company’s flat fee subscription arrangements are recognized on a straight-line basis over the subscription period.  Flat fee subscription revenue totaled $28,929,000, $14,748,000 and $9,551,000 in 2013, 2012 and 2011, respectively.  Guaranteed sales and guaranteed introduction arrangements are also recognized on a straight-line basis but are subject to downward adjustment in instances where the actual number of sales or introductions is less than the guaranteed amounts as discussed in the Company’s response to Comment 8.

Securities and Exchange Commission

April 30, 2014

Cost of Revenue, page F-20

10.                               We note that you have excluded the reference to lead generation costs that was previously included in your Form S-1 filed on February 14, 2014.  Please clarify the nature of these fees and where they are classified in your income statement.

The Company advises the Staff that it does not incur lead generation costs and the inclusion of this language in the Company’s Registration Statement on Form S-1 filed on February 14, 2014 was made in error.  The Company therefore removed this reference in the Registration Statement filed on April 3, 2014.

Sales and Marketing, page F-20

11.                               We note your responses to prior comments 13 and 23.  In determining your income statement classification for traffic acquisition costs, loan subvention fees, and fees relating to traffic originated from Auto Buying Program websites you operate, please tell us how you considered that these fees (including any fees issued in the form of warrants) are direct and incremental costs incurred with each sale and, as such, would appear to be a cost of sales.  In your response please support your accounting by addressing the nature and function of the costs and fees and how the arrangements are tied to performance and transaction generating revenue.

The Company advises the Staff that the Company acknowledges that affinity partner fees, which also include loan subvention fees, are direct and incremental costs, although given their nature, function and purpose, the Company has determined that these costs are appropriately classified as sales and marketing expenses on the Company’s income statement.  These costs are not directly associated with the fulfillment of the Company’s core auto buying services and the nature, function and purpose of such costs does not differ from the Company’s other marketing activities.  Specifically, the nature, function and purpose of these arrangements are purely marketing based to attract users to the Company’s websites/Auto Buying Programs, with the same intent and economic substance of other marketing channels (television, radio, search engine marketing, etc.) used by the Company to attract users to the Company’s websites/Auto Buying Programs.  From a functional perspective, affinity partner arrangements provide the Company with digital marketing based services, such as branding, placement of links to the Company’s websites on the affinity partner websites and promotions related to the Company’s Auto Buying Programs to affinity partner members (e.g. sweepstakes, membership rewards and loan subvention programs).  The costs related to these types of digital marketing services are commonly classified as sales and marketing expenses based on the nature and functional purpose of such services.

Regardless of the marketing channel (television, radio, search engine marketing, affinity partner), once users access one of the Company’s websites/Auto Buying Programs as a result of marketing services provided by affinity partners, it is then the Company’s platform and related tools, data and dealer operations teams that provide auto buying services to the Company’s network of dealers and the costs associated with the service are thus classified as cost of sales.

Securities and Exchange Commission

April 30, 2014

As noted in the Company’s previous responses, marketing arrangements may include either fixed fee or performance-based payment terms.  The nature, function and purpose of the related marketing services do not vary whether the Company pays for them on a fixed fee or performance basis.  Accordingly, the Company believes that such costs should be consistently classified with other marketing expenses with the same function and purpose on the Company’s income statement and that payment terms do not alter that function or purpose.

Furthermore and by analogy, the Company also notes that in practice there are other types of performance-based sales and marketing costs that are not typically classified as a cost of revenue.  For example, sales commissions are commonly paid under performance-based arrangements where the commissions are earned upon the generation of a sale and are thus direct and incremental expenses at the time of sale.  However, the nature of the commission expense and the function of the services provided are clearly related to sales and marketing activities and thus appropriately classified as sales and marketing expense.  Payments made to affinity partners are not substantively different from the nature and substance of a typical sales commission arrangement.  Similarly, the Company notes that most forms of digital marketing arrangements are performance-based with payments made based on metrics such as impressions delivered (how often an advertisement or branding is viewed by a user of a website), clicks (how many times users of a website click through to the advertisers website) or actions (how many times users of a website actually make a purchase of the advertisers product or service).  With respect to the latter, cost per action arrangements are direct and incremental costs that are contractually payable based on sales occurring and are classified as sales and marketing expense as a result of the nature and functional purposes of such costs.  The Company notes that its affinity partner arrangements are similar to cost per action digital marketing arrangements and could have been entered into based on a fixed fee basis or based on other metrics not directly linked to a sale (such as impressions or clicks for example).

Based on the above, the Company respectfully submits that it has appropriately considered the direct and incremental nature of performance-based fees arrangements with its affinity partners in determining the income statement classification of such costs and fees, as well the nature and function of such costs and fees.  The Company also notes that such income statement classification results in consistency with other similar functional marketing expenses and is also supported by comparison to other types of direct and incremental costs commonly incurred in connection with sales and marketing arrangements.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

12.                               Please ensure that your disclosure in this section reflects all unregistered issuances of your securities within the past three years.  In this regard, we refer to the option grants made in January and February 2014 disclosed on page 77, and the warrants filed as exhibits 4.12 through 4.14 to the registration statement.  Please revise or advise accordingly.

The Company advises the Staff that the Company intends to revise the disclosure in the Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

April 30, 2014

Telephone Conversation with the Staff on Thursday, April 24, 2014

As discussed during a telephone conversation with the Staff on April 24, 2014, the Company is providing the Staff with the following information relating to its preliminary price range:

Preliminary Price Range

The Company advises the Staff that based on guidance provided by the Company’s underwriters, the probable initial price range for the Company’s proposed initial public offering is $8.00 to $10.00 per share for shares of common stock to be sold in the offering.  In addition, the Company is in the process of obtaining an independent third-party valuation of its common stock which the Company expects to indicate a fair market value of $8.54 per share at April 20, 2014.

As disclosed in the Registration Statement, the Company obtained an independent third-party valuation of its common stock at January 31, 2014, indicating a value of $6.17 per share.  The Company utilized the $6.17 per share common stock valuation when granting equity awards to its employees during February 2014.

Key factors contributing to the increase in value of the Company’s common stock during March and April 2014 were as follows:

•                  March operating results significantly exceeded the Company’s internal operating plan, with revenue exceeding internal projections by greater than 13%.  In addition, at the end of February 2014, it was difficult to predict the operating results for the first quarter because March is the most significant selling month in the quarter.

•                  The Company’s estimated market share increased significantly in the first quarter of 2014, demonstrating that the Company continues to increase its share of the overall automotive market in the United States and provide further validation as to the potential of the business model.

•                  While the Company had initially planned to market its offering based on 2013 financial results, the Company’s underwriters advised the Company in April 2014 that because of the Company’s stronger-than-anticipated performance in the first quarter, the Company should delay its public offering until May 2014 in order to market the offering based on first quarter 2014 results.  This communication also increased the likelihood of a successfully executed public offering.

When considering the increase in the Company’s common stock value based on the updated preliminary independent third-party valuation, the Company consistently applied the PWERM valuation methodology, noting significant changes in valuation assumptions in its April 2014 valuation as compared to its January 2014 valuation based on the Company’s progress toward an initial public offering and improved operating performance:

Securities and Exchange Commission

April 30, 2014

Valuation Assumption	April 2014	January 2014
Initial public offering within two months	90.0%	—
Initial public offering within one year	5.0%	60.0%
Initial public offering within two years	—	15.0%
Sale transaction	2.5%	5.0%
Continuing as a private company	2.5%	17.5%
Dissolution	—	2.5%
Discount for lack of marketability	7.0%	17.5%

The Company therefore believes that its common stock value of $6.17 per share in January 2014 reasonably compares to its most recent preliminary valuation of $8.54 per share as well as the Company’s expected initial public offering price range of $8.00 to $10.00 per share when considering its strong operating performance in March 2014, momentum the Company had achieved in increasing its estimated market share and the Company’s progress towards its initial public offering.

* * * *

Please direct any questions with respect to this confidential submission to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Segre
David J. Segre

cc:                                Scott Painter, TrueCar, Inc.

Michael Guthrie, TrueCar, Inc.

Troy Foster, TrueCar, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Latham & Watkins LLP

Steven B. Stokdyk, Latham & Watkins LLP